Filed Pursuant to Rule 424(b)(3)
Registration No. 333-155669

BADGER METER, INC.

Dividend Reinvestment and Stock Purchase Plan

210,000 Shares of Common Stock ($1 par value)

We offer to participants in our Dividend Reinvestment and Stock Purchase Plan (the “Plan”) an opportunity to purchase our common stock, $1 par value. Each share of common stock purchased under the Plan will be accompanied by a common share purchase right consistent with our Rights Agreement, as discussed more fully on page 13. You may participate in the Plan if you are (1) a holder of our common stock or (2) a person who does not currently hold our common stock upon an initial investment of $100 or more.

Our common stock is traded on the New York Stock Exchange under the symbol “BMI.” The last reported sale price of our common stock on December 12, 2008 was $30.34.

As a participant in the Plan, you may use your quarterly common stock dividends to purchase additional common stock. As a participant, you may also make optional cash investments of not less than $50 per payment subject to a maximum of $20,000 per calendar year ($5,000 per calendar quarter), including any initial investment, to purchase additional shares of our common stock and to have the dividends on that stock reinvested under the Plan.

The price of each share of our common stock purchased under the Plan will be 100% of market value, determined as provided in the Plan. As a participant, you do not pay brokerage fees or commissions when purchasing shares under the Plan with reinvested dividends. A fee of $2.50 will be assessed for each optional cash payment plus $0.10 for each share purchased. We bear the cost of administering the Plan for dividend reinvestment.

To the extent required by applicable law in certain states, shares of common stock offered under the Plan are offered only through American Stock Transfer & Trust Company, LLC or a registered broker-dealer in those states.

See “Risk Factors” in our most recent Annual Report on Form 10-K, as may be updated in our Quarterly Reports on Form 10-Q, for a discussion of certain risk factors that prospective investors should consider before investing in our common stock.

Set forth on pages 4 to 13 are the terms and conditions of the Plan. Any future amendments to the Plan will be effective immediately upon mailing of notice to participants.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is December 12, 2008.

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Unless we otherwise indicate or the context otherwise requires, references in this prospectus to “we,” “us,” “our” and “ours” refer collectively to Badger Meter, Inc. and its subsidiaries.

This prospectus is a part of the registration statement that we filed with the Securities and Exchange Commission. You should read this prospectus together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements that appear elsewhere in this prospectus or that we incorporate in this prospectus by reference.

You should rely only on the information contained in, or incorporated by reference in, this prospectus and in any accompanying prospectus supplement. We have not authorized anyone to provide you with information different from that contained in, or incorporated by reference in, this prospectus. The common stock is not being offered in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of the prospectus or prospectus supplement, as applicable.

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SUMMARY

This prospectus describes our Dividend Reinvestment and Stock Purchase Plan (the “Plan”). The Plan provides a simple and convenient method of reinvesting cash dividends paid on shares of our common stock and making optional cash investments in additional shares of our common stock. The Plan also provides us with the ability to sell our authorized but unissued shares of our common stock to participants, which will improve liquidity by providing additional funds for general corporate purposes . Please review this prospectus carefully and retain it for future reference.

The price of each share of our common stock purchased under the Plan will be 100% of market value, determined as provided in the Plan. You have no control over the price, and, in the case of shares of our common stock purchased or sold in the open market, the time at which such shares are purchased or sold for your account. You bear the market risk associated with fluctuations in the price of our common stock pending completion of a purchase or sale of such shares for your account.

We are not recommending that you buy or sell our common stock. You should invest in shares of our common stock through the Plan only after you have independently researched your investment decision.

If you have questions about the Plan, refer to the back cover of this prospectus for information on contacting American Stock Transfer & Trust Company, LLC (“AST”), the Plan administrator. Our principal executive offices are located at 4545 West Brown Deer Road, Milwaukee, Wisconsin 53223, and our telephone number is (414) 355-0400.

The following options are available to participants:

Dividend Reinvestment and Optional Cash Investments.  AST will reinvest dividends on all shares of our common stock registered in your name and on all such shares which are subsequently acquired. AST will also reinvest dividends on all shares of our common stock held in your Plan account, and you are eligible to, but are not required to, make optional cash investments.

No Reinvestment.  AST will pay to you in cash dividends on shares of our common stock registered in your name and on such shares held in your Plan account. You are eligible to, but are not required to, make optional cash investments.

Optional Cash Investments.  You may use this election in combination with any of the investment options. Under this option, AST will use any optional cash investments received from you to purchase additional shares of our common stock under the Plan.

Automatic Investment Option.  You may use this election in combination with any of the investment options. Under this option, you may authorize the deduction of payments from your checking or savings account automatically once each month, on the 10th day of the month, by electronic means for investment in shares of our common stock through the Plan as optional cash investments.

Share Custodial Service.  You may transfer certificates for shares of our common stock registered in your name into your Plan account for safekeeping.

THE COMPANY

Badger Meter, Inc. is a leading manufacturer and marketer of products incorporating liquid flow measurement and control technologies serving markets worldwide. We were incorporated in 1905.

Our products are used to measure and control the flow of liquids in a wide variety of applications. Our product lines fall into two general categories, utility and industrial flow measurement. The utility category is comprised of two primary product lines — residential and commercial water meters that are used by water utilities as the basis for generating water and wastewater revenues. The market for these product lines is North America, primarily the United States, because these meters are designed and manufactured to conform to standards promulgated by the American Water Works Association. The utility flow measurement products constitute a majority of our sales.

Industrial product line sales comprise the remainder of our sales and include precision valves, electromagnetic inductive flow meters, impeller flow meters, and turbine and positive displacement industrial flow meters. Rounding out the industrial product line are automotive fluid meters for the measurement of various types of automotive fluids.

Residential and commercial water meters have generally been classified as either manually read meters or remotely read meters via radio technology. A meter that is manually read consists of the water meter and a register displaying the meter reading. Meters equipped with radio technology convert the mechanical measurement to a digital format which is then transmitted via radio frequency to a receiver that collects and formats the data appropriately for the utility’s billing computer. Drive-by systems are referred to as automatic meter reading (AMR) systems and have been the primary AMR technology deployed by water utilities over the past decade, providing cost effective and accurate billing data. In a drive-by AMR system, a vehicle equipped for meter reading purposes collects meter reading data.

Of growing interest to water utilities are fixed network advanced metering infrastructure (AMI) systems. These systems do not rely on a drive-by data collector, but rather incorporate a network of data collectors that are always active or listening to the radio transmission from the utility’s meters. Not only do fixed network systems eliminate the need for meter readers, but they have the ability to provide the utility with more frequent and diverse data at specified intervals.

Our net sales and corresponding net earnings depend on unit volume and mix of products. We generally earn higher margins on meters equipped with AMR or AMI technology. In addition to selling our proprietary AMR/AMI products including the Orion® drive-by AMR technology and the Galaxy® fixed network AMI system, we also remarket the Itron® drive-by AMR product under a license and distribution agreement. Our proprietary AMR/AMI products generally result in higher margins than the non-proprietary AMR/AMI products that we remarket.

Utility meter and AMR/AMI product sales are generally derived from the water meter replacement requirements of customers, along with their plans for adoption and deployment of new technology. To a much lesser extent, housing starts also contribute to the base of new product sales. Over the last decade there has been a growing trend in the conversion to AMR/AMI from manually read water meters. This conversion rate is accelerating and contributing to an increased base of business available to meter and AMR/AMI producers. Our strategy is to solve customers’ metering needs with its proprietary meter reading systems or other systems available through our alliance partners in the marketplace.

The industrial products generally serve a variety of niche flow measurement applications across a broad range of industries. Some of the flow measurement technologies now used industrially, such as positive displacement and turbine flow measurement, have been derived from utility meter technologies. Other technologies are very specific to industrial applications. In addition, a growing requirement is for industrial meters to be equipped with specialized communication protocols that control the entire flow measurement process. Serving both the utility and industrial flow measurement market enables us to use our wide variety of technology for specific flow measurement and control applications, as well as to utilize existing capacity and spread fixed costs over a larger sales base.

Our products are primarily manufactured and assembled in our Milwaukee, Wisconsin; Tulsa, Oklahoma; Nogales, Mexico; and Brno, Czech Republic facilities. Products are also assembled in our Stuttgart, Germany facility.

Our products are sold throughout the world through various distribution channels including direct sales representatives, distributors and independent sales representatives. There is a moderate seasonal impact on sales, primarily relating to higher sales of certain utility products during the spring and summer months. No single customer accounts for more than 10% of our sales.

FORWARD-LOOKING STATEMENTS

Certain statements contained in or incorporated into this prospectus, as well as other information provided from time to time by us or our employees, may contain forward looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. The words “anticipate,” “believe,” “estimate,” “expect,” “think,” “should” and “objective” or similar expressions are intended to identify forward looking statements. All such forward looking statements are based on our then current views and assumptions and involve risks and uncertainties that include, among other things:

•	the continued shift in our business from lower cost, manual read meters toward more expensive, value-added automatic meter reading (AMR) systems and advanced metering infrastructure (AMI) systems;

•	the success or failure of our newer products, including the Orion® radio frequency AMR system, the Galaxy® fixed network AMI system and the low profile Recordall® Model LP disc series meter;

•	changes in competitive pricing and bids in both the domestic and foreign marketplaces, and particularly in continued intense price competition on government bid contracts for lower cost, manual read meters;

•	the actions (or lack thereof) of our competitors;

•	changes in our relationships with our alliance partners, primarily our alliance partners that provide AMR/AMI connectivity solutions, and particularly those that sell products that do or may compete with our products;

•	changes in the general health of the United States and foreign economies, including, to some extent, housing starts in the United States and overall industrial activity;

•	increases in the cost and/or availability of needed raw materials and parts, including recent increases in the cost of brass castings as a result of increases in commodity prices, particularly for copper and scrap metal, at the supplier level and resin as a result of increases in petroleum and natural gas prices;

•	our expanded role as a prime contractor for providing complete AMR/AMI systems to governmental entities, which brings with it added risks, including but not limited to, our responsibility for subcontractor performance; additional costs and expenses if we and our subcontractors fail to meet the agreed-upon timetable with the governmental entity; and our expanded warranty and performance obligations;

•	changes in foreign economic conditions, particularly currency fluctuations between the United States dollar and the euro;

•	the loss of certain single-source suppliers; and

•	changes in laws and regulations, particularly laws dealing with the use of lead (which can be used in the manufacture of certain meters incorporating brass housings) and the U.S. Federal Communications Commission rules affecting the use and/or licensing of radio frequencies necessary for AMR/AMI products.

All of these factors are beyond our control to varying degrees. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward looking statements and are cautioned not to place undue reliance on such forward looking statements. The forward looking statements made in this document are made only as of the date of this document and we assume no obligation, and disclaims any obligation, to update any such forward looking statements to reflect subsequent events or circumstances.

THE PLAN

The following are the terms and conditions of the Plan set forth as a series of questions and answers:

PURPOSES, ADVANTAGES AND DISADVANTAGES OF THE PLAN, AND ELIGIBILITY

1.	What are the purposes of the Plan?

The Plan has two purposes. First, it provides our shareholders and potential investors in our company with a convenient and economical method to purchase shares of our common stock and reinvest cash dividends. Second, the Plan provides us with the ability to sell our authorized but unissued shares of common stock (or treasury shares, if any) to participants, which will improve our liquidity by providing additional funds for general corporate purposes.

2.	What are the advantages of the Plan?

The advantages of the Plan include the following:

(a) You do not pay brokerage commissions, fees or service charges in connection with purchases of shares of our common stock under the Plan with reinvested dividends or for participating in the Plan. There are nominal fees associated with optional cash investments.

(b) AST, which is acting as custodian for shares acquired under the Plan, or any successor custodian, or a nominee for the custodian or the participants under the Plan, holds the shares purchased under the Plan in its name, and credits the shares purchased under the Plan to a separate account for each participant. This relieves you, as a participant in the Plan, of the responsibility for the safekeeping of multiple certificates for shares purchased, and it protects you against loss, theft, or destruction of stock certificates.

(c) AST will furnish to you a statement for your Plan account after each transaction (that is, the purchase, sale, withdrawal, or transfer of shares), to simplify your recordkeeping.

(d) Full investment of funds is possible under the Plan because the Plan permits fractions of shares, computed to four decimal places, as well as full shares, to be credited to your account. You are credited with dividends on both the full and fractional shares held under the Plan.

3.	Are there disadvantages to investing under the Plan?

Disadvantages of the Plan include the following:

(a) You have no control over the price, and, in the case of shares of our common stock purchased or sold in the open market, the time at which such shares are purchased or sold for your account. You bear the market risk associated with fluctuations in the price of shares of our common stock pending completion of a purchase or sale of such shares for your account.

(b) No interest will be paid on funds held for you pending investment under the Plan.

(c) There is only one investment period each month. Optional and initial cash investments must be received by AST on or before the 13th day of the month to be invested during the investment period in that month. The investment period generally commences on or about the 15th day of the month. Purchases may be made over a period of several days in the case of open market purchases. Monies received after the cutoff date will be held until the next investment period (any funds not invested within 35 calendar days will be returned to you).

4.	Who is eligible to participate in the Plan?

You are eligible to participate in the Plan, provided that:

(a) you meet the requirements for participation described under Question 6 below; and

(b) in the case of citizens or residents of a country other than the United States, its territories and possessions, participation would not violate local laws applicable to our company, the Plan or such person.

If you own shares of our common stock which are registered in someone else’s name (such as in the name of a broker, nominee or trustee) and desire to participate in the Plan, you can join by either:

(a) transferring those shares of our common stock that you wish to be part of the Plan into your name, or

(b) requesting the broker, nominee or trustee to participate in the Plan on your behalf.

Your ability to make optional cash investments under the Plan through a broker, nominee or trustee, however, may be limited depending upon the amount of optional cash investments made by the record holder for its own account or the account of other investors. Optional cash investments are limited to $20,000 per calendar year ($5,000 per calendar quarter), including any initial investment, for each person or entity directly participating in the Plan.

ADMINISTRATION

5.	Who administers the Plan?

American Stock Transfer & Trust Company, LLC has been appointed by us as our agent to administer the Plan, maintain records, send statements of account to participants and perform other duties relating to the Plan, subject to our direction. AST will hold for safekeeping the shares of our common stock acquired under the Plan for each participant until termination of participation in the Plan or receipt of a request in writing from a participant for all or part of his or her Plan shares. Shares held by AST will be registered in the name of American Stock Transfer & Trust Company, LLC or one of its nominees, as agent for participants in the Plan. Acting through our Board of Directors we may, at any time and in our sole discretion, appoint a successor administrator of the Plan upon 30 calendar days written notice to AST.

All inquiries and other communications relating to the Plan should be directed to the following address:

American Stock Transfer & Trust Company, LLC
Plan Administration Department
P. O. Box 92, Wall Street Station
New York, NY 10269-0560

If you would rather call, you may reach AST by dialing 1-877-248-6415.

You can also contact AST via e-mail at info@amstock.com.

You can order or download a Plan prospectus and enrollment forms using the Internet at http://www.amstock.com.

An independent securities broker-dealer registered under the Securities Exchange Act of 1934 will purchase and sell shares of our common stock as the agent for the participants in the Plan. AST will pay or deliver dividends and optional cash investments which are to be invested under the Plan to an escrowed account maintained with a bank or as directed by the independent broker-dealer, promptly following receipt. The independent broker-dealer will apply those funds to the purchase of common stock at the next investment period.

We will not provide investment advice with respect to participation in the Plan.

PROCEDURE FOR JOINING — ENROLLMENT AND AUTHORIZATION FORMS

6.	How and when may I enroll in the Plan?

With limited exceptions described below, you may enroll in the Plan by completing and signing an Enrollment Form. You can obtain Enrollment Forms from AST by writing, by telephone, by e-mail, or by ordering a Plan prospectus on the Internet. You can also download an Enrollment Form from the Internet at http://www.amstock.com.

If you are an existing shareholder, then you will become a participant by completing an Enrollment Form and returning it to us.

If you are not an existing shareholder, then you will become a participant after we have received and accepted a properly completed Enrollment Form, together with an initial investment of not less than $100.

We reserve the right to prohibit participation in the Plan by non-shareholders who reside in a state where participation in the Plan by non-shareholders who reside in the state would require us to take special action under the securities or “blue sky” laws of the state and we have not yet taken the required action. We also reserve the right to prohibit participation in the Plan by any investor, whether or not a holder of record of shares of our common stock, who is a citizen or resident of a country other than the United States, if his or her participation would violate local laws and regulations applicable to us or the prospective participant. In any such case, the administrator will return any Enrollment Form and initial investment tendered by such person.

We will process Enrollment Forms as promptly as practicable. Participation in the Plan will begin after the administrator has reviewed and accepted a properly completed form.

If you authorize the reinvestment of dividends, your dividends will be reinvested beginning with the first dividend payment date (generally, March 15, June 15, September 15 and December 15) after the next record date for common stock following receipt of your properly completed Enrollment Form. Our common stock record dates, for purposes of dividend payments, are normally the last business day of February, May, August, and November.

The independent broker-dealer will invest under the Plan an optional cash investment received on or before the 13th day of any month with or after receipt of an Enrollment Form during the investment period for that month, which generally commences about the 15th day of the month and continues until the independent broker-dealer is able to complete all purchases of common stock required to be made under the Plan for that investment period. An optional cash investment received after the 13th day of any month will be invested during the investment period for the next month (any funds not invested within 35 calendar days will be returned to you).

7.	What does the Enrollment Form provide?

The Enrollment Form authorizes AST to:

(a) enroll you in the Plan,

(b) apply the initial investment and subsequent dividends or optional cash investments, if any, to the reinvestment provisions of the Plan, and

(c) hold shares of our common stock for you pursuant to the Plan.

The Enrollment Form also authorizes the independent broker-dealer to purchase shares of our common stock for you pursuant to the Plan. As you complete the Enrollment Form, you must indicate how you wish to participate in the Plan. The following options are available:

Dividend Reinvestment and Optional cash investments.  AST will reinvest dividends on all shares of our common stock registered in your name and on all such shares which you subsequently acquire. AST will also reinvest dividends on all shares of our common stock held in your Plan account, and you are eligible to, but are not required to, make optional cash investments (see the answer to Question 9).

No Reinvestment.  AST will pay to you in cash dividends on shares of our common stock registered in your name and on such shares held in your Plan account. You are eligible to, but are not required to, make optional cash investments.

Optional Cash Investments.  You may use this election in combination with any of the investment options. Under this option, AST will use any optional cash investments received from you to purchase additional shares of our common stock under the Plan.

Automatic Investment Option.  You may use this election in combination with any of the investment options. Under this option, you may authorize the deduction of payments from your checking or savings account automatically once each month, on the 10th day of the month, by electronic means for investment in shares of our common stock through the Plan as optional cash investments. You must allow 30 calendar days to initiate this feature or to make any changes in the amount or bank account from which the funds are withdrawn.

As described above, you may make optional cash investments regardless of which investment option box is checked on the Enrollment Form.

If you wish to change your chosen method of participation in the Plan, you must file a new Enrollment Form.

The amount of dividends reinvested will be reduced by any amount which is required to be withheld under any applicable tax or other statute.

8.	How do I become a participant under the Plan if I am not already a shareholder?

If you are not a record holder of our common stock, then you must meet the requirements for participation described under Question 6 above and you must include a minimum initial investment of at least $100 in United States dollars with your completed Enrollment Form. You may make the initial investment by personal check or money order payable to Badger Meter, Inc. Dividend Reinvestment and Stock Purchase Plan. Do not send cash.

An initial investment may not exceed $5,000 (the quarterly and calendar year limitations of $5,000 and $20,000, respectively, for optional cash investments includes the initial investment). No interest will be paid on funds held under the Plan pending investment. Accordingly, you should transmit funds so that they reach AST on or before the 13th day of a month.

You may stop the investment of an initial payment (and receive a refund of that amount) by notifying AST in writing, provided that AST receives the written communication not later than the 13th day of the month in which the initial investment is to be made. No refund of a check or money order will be made until the funds have been collected.

9.	How do I make optional cash investments?

All Participants

Investment by Check.  After you have joined the Plan, you may make an optional cash payment, which must be in United States dollars, by mailing or delivering to AST a check, or money order payable to Badger Meter, Inc. Dividend Reinvestment and Stock Purchase Plan. A remittance form should accompany each payment; however, you may forward the first optional cash payment without a remittance form. Interest will not be paid on optional cash investments. Therefore, we recommend that you make optional cash investments in time to reach AST on or before the 13th day of any month.

Automatic Investment Option.  As an alternative to sending checks and money orders for optional cash investments, you may elect to have funds automatically withdrawn every month from your checking or savings account at a qualified financial institution. You may elect the automatic cash withdrawal option by providing the requested information on the Authorization Form, providing the necessary bank account and monthly withdrawal amount information, and submitting it, together with a voided blank check or checking or savings account deposit slip, to AST. You may change the amount of money authorized for withdrawal or terminate an automatic monthly withdrawal of funds by either completing and submitting to AST either a new Authorization Form or a written letter. To be effective, AST must receive the new Authorization Form or letter not less than 30 calendar days before the effective date of the withdrawal.

Minimum and Maximum Amounts for Optional Cash Investments.  Optional cash investments may differ in amount, and you are not obligated to make optional cash investments on a regular basis. An optional cash investment must be at least $50. Your optional cash investments, including the initial investment, may not exceed $20,000 in any calendar year ($5,000 in any calendar quarter). We will return to you payments of less than $50, and all amounts in excess of the calendar year limitation of $20,000 or the calendar quarter limitation of $5,000, as well as any other amounts not invested within 35 calendar days.

Payments with Insufficient Funds.  A $25 service charge will be imposed for any check or other deposit for an optional cash investment returned unpaid. If the deposit is returned, the investment will be considered “void” and AST will sell any shares of our common stock credited to your account in anticipation of receiving the payment to cover the transaction and the service charge. The number of shares of our common stock sold may exceed the number of such shares purchased with the returned deposit due to fluctuations in the market price and to the service charge.

You may stop the investment of your optional cash payment (and receive a refund of that amount) without withdrawing from the Plan by notifying AST in writing, provided that the written communication is received by AST no later than the 13th day of any month. AST will not refund an optional cash payment until the funds have actually been collected.

Directors and Section 16 Officers

Optional and initial cash investments by directors of the company and by officers of the company subject to Section 16 of the Securities Exchange Act of 1934 must be pre-approved by our board of directors or by a committee of the board that is composed solely of two or more “Non-Employee Directors” within the meaning of Rule 16b-3. “Rule 16b-3” means Rule 16b-3 of the General Rules and Regulations under the Securities Exchange Act of 1934 as promulgated by the Securities and Exchange Commission or its successors, as amended and in effect from time to time.

SOURCE OF SHARES — PURCHASE PRICES — INVESTMENT PERIODS

10.	What is the source of shares of our common stock purchased under the Plan?

Shares of our common stock purchased under the Plan will be either treasury shares or newly issued shares or, at our option, can be shares that the independent broker-dealer selected by AST purchases in the open market. The primary consideration in determining the source of shares of our common stock for purchases under the Plan will be our desire to increase the number of shares of our common stock outstanding. We determine the source or sources of shares used to fulfill Plan requirements and, subject to certain regulatory restrictions on the frequency with which we may change our determination, we may change our determination from time to time without notice to you.

11.	How do you determine my purchase price?

Under the Plan, the price for shares of our common stock to be issued (or treasury shares) will be the average of the high and low prices of our common stock as reported in New York Stock Exchange composite transactions on the first day of the investment period (generally, the 15th day of the month) in which trading of our shares occurs (or if our common stock does not trade on the New York Stock Exchange on that date, on the next day on which trading occurs).

The price for shares of our common stock purchased on the open market during an investment period will be the weighted average price of all shares of our common stock purchased by the independent broker-dealer during that investment period. We will pay all brokerage commissions and other fees in connection with the purchase of shares of our common stock for the Plan with reinvested dividends. There will be a $2.50 per transaction fee, plus a brokerage commission of $0.10 per share, associated with shares of our common stock purchased using initial or optional cash investments.

Under the Plan, you do not have the ability to order the purchase of a specific number of shares of our common stock, purchase shares of our common stock at a specified price or on a particular date, as could be done with respect to purchases through a broker.

12.	When will you invest my funds under the Plan?

Optional Cash Investments.  AST will make purchases for optional cash investments once each month. AST will invest funds received on or before the 13th day of the month during the investment period in that month, which generally commences on or about the 15th day of the month. Funds received after the 13th day of a month will be invested during the investment period for the next month.

Automatic Investment Option.  If you participate in the automatic investment option, your bank will deduct your investment from your bank account and transfer it to AST on the 10th day of the month, or, if the tenth day falls on a weekend or bank holiday, the first business day thereafter, and it will be invested in the investment period for that month (which normally commences on or about the 15th day of the month).

Dividend Reinvestments.  Dividends reinvested under the Plan will be invested on the dividend payment dates (generally March 15, June 15, September 15, and December 15) or the first business day following a dividend payment date.

The independent broker-dealer may begin making open market purchases prior to the applicable investment period and, at its discretion, may purchase the shares of our common stock over a period of several days in order to minimize price fluctuations.

The independent broker-dealer will use its best efforts to apply all initial and optional cash investments to the purchase of common stock within 35 calendar days of receipt of the funds by AST and will use its best efforts to invest all dividends for the purchases within 30 calendar days of the dividend payment date, subject to any applicable requirements of federal securities laws relating to the timing and manner of purchases of common stock under the Plan. Any dividends not used within 30 calendar days of their payment to buy shares of our common stock will be returned to you. AST will also return to you any other funds not used to buy such shares within 35 calendar days of receipt.

13.	How many shares of our common stock will be purchased for me during each investment period?

The number of shares of our common stock, including fractional shares (computed to four decimal places), purchased will depend on the amount of dividends and the amount of optional cash investments, if any, being invested during the investment period and on the price of the shares determined as provided in the answer to Question 11. You cannot direct the purchase of a specific number of shares of our common stock for your Plan account.

14.	Do I incur any fees or expenses?

There are no brokerage commissions, fees or service charges for the purchase of shares of our common stock under the Plan with reinvested dividends or for participating in the Plan. You will incur a $15.00 transaction fee plus a $0.10 per share brokerage commission if you request AST to sell shares of our common stock through the Plan. (See the answers to Questions 16 and 17.) There will be a $2.50 per transaction fee, plus a brokerage commission of $0.10 per share, associated with shares of our common stock purchased using initial or optional cash investments.

15.	May I gift/transfer shares held in the Plan?

You may transfer the ownership of some or all of your Plan shares, including shares of our common stock held in safekeeping, by mailing to the administrator a properly executed stock assignment form, which you may obtain from the administrator or a financial institution, with a Medallion Signature Guarantee for all owners and a letter of instruction. A Medallion Signature Guarantee is a signature guarantee by an institution such as a commercial bank, trust company, securities broker/dealer, credit union or a saving institution participating in a Medallion Program approved by the Securities Transfer Association, Inc. You may transfer shares of our common stock to new or existing shareholders.

Unless otherwise instructed, the administrator will retain the transferred shares of our common stock and enroll the transferee in dividend reinvestment, provided the transferee is eligible to participate. The new participant will receive a statement showing the number of shares transferred and now held in his or her Plan account, which will be considered the transaction confirmation.

16.	May I withdraw or sell shares held in my Plan account without terminating my participation in the Plan?

You may at any time direct AST to issue certificates or sell any number of shares of our common stock held in your Plan account by furnishing a request to AST as follows:

To Receive Certificates for Shares:

Your written request must indicate the number of shares to be certificated from your Plan account. All registered owners must sign the request.

AST will register the certificates for shares of our common stock withdrawn from the Plan in your name exactly as shown on the account registration. Guarantees of signatures are not required. Upon request, certificates can be registered in another manner. In that case, registered owners must sign the request and obtain a Medallion Signature Guarantee for all registered owners.

Certificates for shares of our common stock withdrawn from the Plan will be issued to you without charge. Certificates for fractions of shares will not be issued under any circumstances.

If you participate in the Plan under the dividend reinvestment option, AST will continue to reinvest dividends on any shares you withdraw from the Plan in certificated form. If you participate in the Plan under the no reinvestment option, AST will pay dividends on the shares you withdraw from the Plan in certificated form by check.

To Sell Shares:

Your written request must indicate the number of shares to be sold from your Plan account and must bear the signature of all registered owners.

AST will accumulate sale requests from participants and, approximately every five business days, will submit a sale request to the independent broker-dealer on behalf of those participants. The proceeds of the sale will be remitted to you, less brokerage commissions. Brokerage commissions will be allocated to you based on the rate negotiated with the independent broker-dealer.

Any shares you request to be sold may, at the option of the independent broker-dealer, be purchased on behalf of the Plan with any available funds being invested under the Plan. If purchased with Plan funds, the purchase price will be the average of the high and low prices of shares of our common stock as reported in New York Stock Exchange composite transactions on the date the request for such sale is received (or, if our common stock is not traded on the New York Stock Exchange on that date, on the next day on which it is traded). The sale proceeds will be paid to you. A $15.00 fee for each sale plus a $0.10 brokerage commission for each share sold will be deducted from the proceeds. Be aware that the price of our common stock may rise or fall during the period between requesting a sale and the actual sale. You will bear the risk associated with any change in price.

17.	How and when may I terminate participation in the Plan?

You may terminate participation in the Plan at any time by notifying AST. Your notification should include instructions as to whether your Plan shares should be withdrawn from the Plan and issued to you in certificated form or sold through the Plan. Whole shares will be withdrawn in certificated form or sold as described in the answer to Question 16, under “To Sell Shares.” When your account is terminated, a cash payment for any fractional shares (computed to four decimal places) remaining in the account will be made to you. Fractional shares will not be issued in certificated form, but will be grouped with other fractional shares and sold using the procedure for sale of whole shares described in the answer to Question 16, under “To Sell Shares.”

If AST receives your request to terminate Plan participation at least two business days before the dividend payment date in a month when dividends would be paid (generally, March 15, June 15, September 15 or December 15), then any dividend that would otherwise have been invested during the investment period for that month will be paid to you. If your request to terminate Plan participation is received less than two business days before the dividend payment date in a month when dividends would be paid (generally, March 15, June 15, September 15 or December 15), then any dividend scheduled to be invested will be invested and then your enrollment in the Plan will be terminated. All future dividends on shares registered in your name will be paid directly to you.

AST may terminate your participation in the Plan after mailing a Notice of Intention to Terminate to you at the address which appears on our records.

18.	When may I rejoin the Plan?

Generally, you may again become a participant at any time subject to the eligibility requirements (see answer to Question 4). However, we reserve the right to reject any Enrollment Form from a previous participant on the grounds of excessive joining and terminating. Such reservation is intended to minimize administrative expenses and to encourage use of the Plan as a long-term investment service.

CERTIFICATES FOR SHARES — ACCOUNTS — REPORTS

19.	Will I receive certificates for shares purchased?

Certificates for shares purchased under the Plan will not be automatically delivered to you. The shares of our common stock purchased for you will be credited to your Plan account and will show on your statement of account. However, if you wish to obtain certificates for any number of whole shares credited to your account without withdrawing from the Plan, you may do so in the manner described in the answer to Question 16, under “To Receive Certificates for Shares.”

20.	In whose name will you maintain accounts and in whose name will you register certificates when issued?

AST will maintain your Plan account in the name or names which appear on our shareholder records.

AST will register certificates for shares of our common stock when issued to you, in the name or names in which your account is maintained. Certificates will be issued in such other name(s) as you may request as described in the answer to Question 16, under “To Receive Certificates for Shares.”

21.	May I transfer certificates for shares of common stock registered in my name into a Plan account for safekeeping?

To provide for safekeeping, you may transfer certificates for shares of our common stock registered in your name into your Plan account. You should forward the certificates for those shares via registered and insured mail, to protect against loss in transit. You must include a check for $7.50 payable to American Stock Transfer & Trust Company, LLC each time you send shares for deposit. Mail certificates and any applicable payment to: Plan Administration Department, American Stock Transfer & Trust Company, LLC, P. O. Box 922, Wall Street Station, New York, NY 10269-0560, with a letter instructing AST to transfer the shares to your Plan account. You should not endorse the certificates or complete the assignment section.

The fee of $7.50 for this service will be waived if you have elected to deposit your shares and sell them at the same time through the Plan (the fees for selling shares will apply). If you are not already participating in the Plan, then complete and sign an Enrollment Application to accompany the certificates for safekeeping in the Plan.

Shares of our common stock deposited for safekeeping will be transferred to AST as custodian for you and credited to your Plan account. Thereafter, AST will treat such shares of common stock in the same manner as shares of common stock purchased under the Plan and credited to your accounts. AST will pay to you, or reinvest in shares of common stock in accordance with the reinvestment election designated on your Enrollment Form, dividends paid on shares of common stock credited to your account that you deposited into the Plan for safekeeping.

22.	What reports and other information will you send to me?

You will receive a Plan statement of account following each optional cash investment transaction, with respect to shares for your Plan account. You will also receive a Plan statement following each dividend reinvestment transaction. The Plan statements will show a year-to-date summary of (separately for shares purchased for your account with reinvested dividends and with optional cash investments):

•	the number of shares of our common stock purchased during the calendar year,

•	the number of shares of our common stock purchased during each investment period, and

•	the purchase price of the shares of our common stock purchased.

The statements provide a continuous record of transactions and you should retain them for income tax purposes (see “Federal Income Tax Consequences”). You will also receive copies of any amendments to the prospectus relating to the Plan and will receive the same communications as any other shareholder, including annual reports, notices of annual meetings, and proxy statements.

OTHER INFORMATION

23.	What happens if we issue a stock dividend, declare a stock split, or have a rights offering?

AST will credit to your account any shares (including fractional shares) of our common stock distributed as a stock dividend on shares of our common stock credited to your account under the Plan, or upon any split of such shares. AST will mail directly to you stock dividends or splits distributed on all other shares of our common stock held by you and registered in your own name. In a rights offering, AST will base entitlement upon your total holdings, including those holdings credited to your account under the Plan. AST will or the independent broker-dealer will sell common share purchase rights applicable to shares of our common stock credited to your account under the Plan, credit the proceeds to your account under the Plan, and apply the proceeds to the purchase of shares during the next investment period.

If you wish to exercise, transfer, or sell the common share purchase rights applicable to the shares credited to your account under the Plan, you must request, prior to the record date for the issuance of any such rights, that the whole shares credited to your account be transferred from the account and registered in your name.

24.	How will my shares be voted at meetings of shareholders?

AST will vote Plan shares in accordance with the proxy which we will furnish to you. You can vote your shares as described in the accompanying proxy statement. If you do not vote your proxy, AST will not vote the shares.

25.	What is our responsibility under the Plan?

Neither we, nor AST, nor any agent or affiliate of either of us will have any responsibility beyond the exercise of ordinary care for any action taken or omitted pursuant to the Plan, nor will we have any duties, responsibilities or liabilities, except as expressly set forth in this prospectus. In administering the Plan, neither we, nor AST, nor any agent or affiliate of either of us will be liable for any act done in good faith, or for any omission to act in good faith, including without limitation, any claim of liability with respect to the prices at which shares of our common stock are purchased or sold for your account, the times when the purchases or sales are made or any inability to purchase or sell shares of our common stock, for any fluctuation in the market value after purchase or sale of such shares, or arising out of failure to terminate your account upon your death prior to the receipt of notice in writing of such death. However, this provision does not extend to liability resulting from violation of the federal securities laws.

You should recognize that neither we, nor AST, nor the independent broker-dealer can assure you of a profit or protect you against a loss on shares purchased under the Plan.

26.	Who interprets and regulates the Plan?

We have the sole right to interpret and regulate the Plan.

27.	Can you suspend, modify, or terminate the Plan?

We have the right to suspend, modify, or terminate the Plan at any time. Notice of any suspension, modification, or termination of the Plan will be given to participants. In the event of termination of the Plan, certificates for whole shares credited to your account under the Plan will be delivered to you. A cash payment will be made for any fractional share based on the average of the high and low prices of shares our common stock reported in New York Stock Exchange composite transactions on the next day on which shares of our common stock trades on the Exchange following the date of termination of the Plan.

28.	What are the common share purchase rights?

Each share of common stock is accompanied by a common share purchase right in accordance with the Rights Agreement, dated as of February 15, 2008 (the “Rights Agreement”), between us and AST. The common share purchase rights have certain anti-takeover effects and may discourage or make more difficult the acquisition of our company on a non-negotiated basis, such as by an unsolicited tender offer. In this prospectus unless the context otherwise requires all references to our common stock include the accompanying common share purchase rights.

On February 15, 2008, our Board of Directors declared a dividend of one common share purchase right for each share of our common stock outstanding on May 26, 2008. In addition, we have issued and will continue to issue one common share purchase right for each share of common stock which becomes or which has become outstanding between May 26, 2008 and such time as the common share purchase rights become exercisable or cease to be attached to the shares of our common stock. The common share purchase rights are not presently exercisable, but 10 days after a public announcement that a person or group has acquired 15% or more of our common stock or 10 business days (subject to extension) after a person or group announces a tender offer or exchange offer the completion of which would result in the ownership by such person or group of at least 15% of our common stock, the common share purchase rights will become exercisable. When exercisable, the common share purchase rights will entitle each holder of a right to purchase one share of authorized but unissued common stock for each right, subject to adjustment. The exercise price of each common share purchase right is $200.00, subject to adjustment as provided in the Rights Agreement. Upon the occurrence of certain events, including the acquisition by any person or group of 15% or more of our common stock, each common share purchase right, other than rights held by an acquiring party, will entitle the holder to purchase, at the exercise price, common stock having a market value of two times the then-current exercise price. The Rights Agreement excludes from its effects certain “Excluded Persons.” An “Excluded Person” includes (a) the company; (b) any of our subsidiaries; (c) any employee benefit plan of the company or any subsidiary of the company (collectively, “Employee Benefit Plans”); (d) any entity holding securities for or pursuant to the terms of any Employee Benefit Plans; (e) any trustee, administrator or fiduciary of any Employee Benefit Plans in their capacities as such; (f) any person who has reported or is required to report their ownership on Schedule 13G (or any comparable or successor report) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or on Schedule 13D (or any comparable or successor report) under the Exchange Act, which Schedule 13D does not disclose pursuant to Item 4 thereto (or any comparable successor item or section) an intent, or reserve the right, to engage in a control transaction, any contested solicitation for the election of directors or any of the other actions specified in Item 4 thereto (or any comparable successor item or section), who inadvertently becomes the beneficial owner of 15% or more of the outstanding common stock and, within ten business days of being requested by us to advise us regarding the same, certifies to us that such person acquired 15% or more of the outstanding common stock inadvertently and who or which, together with all affiliates and associates, thereafter does not acquire additional shares of common stock while the beneficial owner of 15% or more of the outstanding shares of common stock; provided, however, that if the person requested to so certify fails to do so within ten business days or breaches or violates such certification, then such person shall cease to be an Excluded Person immediately after such ten business day period or such breach or violation.

The common share purchase rights may be redeemed or exchanged as provided and subject to the limitations set forth in the Rights Agreement; otherwise, the rights will expire on May 26, 2018.

29.	Do I have a right to draw against my account?

You will not have a right to draw checks or drafts against your Plan account or give instructions to the administrator with respect to any shares or cash held therein, except as expressly provided in this prospectus.

30.	What law governs the Plan?

The Plan will be governed by the internal laws of the State of Wisconsin.

STATE REGULATION

The terms and conditions of the Plan are governed by the laws of the State of Wisconsin. Section 180.1150 of the Wisconsin Business Corporation Law provides that the voting power of shares of a “resident domestic company,” such as Badger Meter, which are held by certain persons in excess of 20% of the voting power of any such corporation will be limited to 10% of the full voting power of such excess shares. This statutory voting restriction is not applicable to shares acquired directly from Badger Meter, shares acquired prior to April 22, 1986, and under certain other circumstances.

Section 180.1141 of the Wisconsin Business Corporation Law provides that a “resident domestic corporation,” such as Badger Meter, may not engage in a “business combination” with an “interested stockholder” (a person beneficially owning 10% or more of the voting power of the outstanding common stock) for three years after the date (the “stock acquisition date”) the interested stockholder acquired his 10% or greater interest, unless the business combination (or the acquisition of the 10% or greater interest) was approved before the stock acquisition date by the corporation’s board of directors. After the three-year period, a business combination that was not so approved can be consummated only if it is approved by the majority of the outstanding voting shares not held by the interested stockholder or is made at a specified formula price intended to provide a fair price for the shares held by non-interested stockholders.

Participants with significant holdings of Badger Meter’s stock are advised to consult their attorney to determine the applicability and effect of such provisions.

FEDERAL INCOME TAX CONSEQUENCES

This is a summary of the tax consequences related to the Plan. This discussion is not intended to be an exhaustive treatment of such tax consequences. Future legislative changes or changes in administrative or judicial interpretation, some or all of which may be retroactive, could significantly alter the tax treatment discussed below. Accordingly, and because tax consequences may differ among participants in the Plan (particularly for those who are not individuals), each participant should discuss specific tax questions regarding participation in the Plan with his or her own tax advisor.

In general, if you reinvest your dividends in shares of our common stock, you will be treated for federal income tax purposes as having received a taxable dividend equal to the cash dividend reinvested. Your share of brokerage fees paid by us, if any, will be additional taxable income to you.

Shares of our common stock purchased with reinvested dividends will have a tax basis equal to the amount of dividends reinvested, increased by any brokerage fees reported as taxable income to the participant. The holding period for these shares begins on the day following the “transaction date.” The transaction date is the date all purchases are completed with respect to a particular investment period.

Shares purchased with optional cash investments have a tax basis equal to the amount of those payments, increased by the amount of brokerage fees, if any, reported as taxable income to the participant with respect to those shares. The holding period for the shares begins on the day following the transaction date.

In contrast to the tax treatment described above with respect to your share of brokerage fees, you should not be treated as receiving an additional taxable dividend based upon your pro rata share of the costs of administering the Plan, which are paid by Badger Meter. However, there are no assurances that the Internal Revenue Service (“IRS”) agrees with this position. We have no present plans to seek formal advice from the IRS on this issue.

No additional taxable income will be reported to you based upon the costs of administering the Plan.

You will not recognize any additional taxable income when you withdraw whole shares from your accounts. You will recognize a gain or loss when you sell or exchange whole shares acquired under the Plan either through the Plan at your request or after withdrawal. You will also recognize a gain or loss when you receive cash payments for fractional shares credited to your accounts upon withdrawal from or termination of the Plan. The amount of a gain or loss is the difference between the amount which you receive for your fractional shares and your tax basis. Such a gain or loss will generally be a capital gain or loss. The gain or loss will be treated as any other capital gain/loss to you.

If you are a foreign shareholder whose dividends are subject to United States income tax withholding or a domestic shareholder subject to backup tax withholding, we will deduct the tax required to be withheld from the amount of any cash dividend otherwise to be applied to the purchase of shares for your account under the Plan, and will apply the balance of the dividend to the purchase of shares. Since the withholding tax applies also to a dividend on shares credited to the Plan account, we will apply only the net dividend on shares to the purchase of additional stock. Regular statements sent to you will indicate the amount of tax withheld. Likewise, if you sell shares or terminate from the Plan and are subject to backup or other withholding, you will receive only the net proceeds from the sale or termination as required by the Internal Revenue Code and Internal Revenue Service regulations. AST cannot refund withholding amounts.

PLAN OF DISTRIBUTION

Our common stock is being offered pursuant to the Plan with this prospectus. The terms of the Plan provide for the purchase of shares of our common stock, either treasury shares or newly issued shares, directly from us, or, at our option, by an independent broker-dealer on the open market. As of the date of this prospectus, we are issuing treasury shares of our common stock for purchase under the Plan. Subject to certain regulatory restrictions on the frequency with which we may change our determination, we may change our determination regarding the source of purchases of shares under the Plan from time to time without notice to you. The primary consideration in determining the source of shares of common stock to be used for purchases under the Plan is to improve our liquidity by increasing the number of shares outstanding. If we do not desire to increase the number of shares outstanding or need to raise equity funds externally, we will have an independent broker-dealer purchase shares of our common stock under the Plan in the open market, subject to the limitation on changing the source of shares of common stock.

We will pay all brokerage commissions, fees and service charges associated with the Plan for reinvested dividends.

You will pay brokerage commissions and related service charges for shares of our common stock purchased using initial or optional cash investments. There will be a $0.10 brokerage commission for each share purchased and a $2.50 related service charge for shares of our common stock purchased with additional cash investments. Participants will pay a $0.10 per share brokerage commission, a $15.00 service charge, and any applicable taxes incurred on all sales of shares of our common stock made in the open market.

IMPORTANT CONSIDERATIONS

We created the Plan to provide a useful service for our shareholders. We are not recommending that you buy or sell our common stock. You should use the Plan only after you have independently researched your investment decision.

The value of our common stock may go up or down from time to time. Neither the Securities Investor Protection Corporation, the Federal Deposit Insurance Corporation, nor anyone else insures Plan accounts.

The Plan does not have any effect on our dividend policy, which is subject to the discretion of our board of directors. We make no representation as to the declaration of future dividends or the rate at which dividends may be paid, since they necessarily depend upon our future earnings, financial requirements, and other factors.

USE OF PROCEEDS

Since purchases of common stock under the Plan may be purchases of (1) shares of common stock held in treasury, (2) newly issued shares of common stock, or (3) shares of common stock purchased in the open market, we do not know the number of shares of authorized but uninsured shares of common stock, if any, that we will ultimately sell under the Plan or the price at which we will sell the shares. Any net proceeds that we receive from the sale of shares under the Plan will be added to our general funds and used for general corporate purposes. We will not receive any proceeds from the sale of shares under the Plan that are acquired on the open market or in privately negotiated transactions.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and file reports and other information with the Securities and Exchange Commission. Information, as of particular dates, concerning our directors and officers, their remuneration, their security holdings, the principal holders of our securities and any material interest of such persons in transactions with us, is disclosed in proxy statements distributed to our shareholders and filed with the Securities and Exchange Commission. You can inspect and copy such reports, proxy statements, and other information at the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549, and you can obtain copies of such material from the Public Reference Section of the Securities and Exchange Commission at Washington, D.C. 20549 at prescribed rates or on the Internet at http://www.sec.gov. You can call the SEC at 1-800-SEC-0330 or (202) 551-8090 for further information on the operation of the public reference rooms. In addition, you can inspect these reports, proxy statements and other information concerning us at the offices of the New York Stock Exchange, 11 Wall Street, New York, NY 10005.

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 (which together with all amendments and exhibits we refer to as the “Registration Statement”) under the Securities Act of 1933, as amended. This prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which we omit in accordance with the rules and regulations of the Securities and Exchange Commission. For further information, see the Registration Statement.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have filed the following documents with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 (File No. 1-6706) which we incorporate by reference into this prospectus and consider a part of this prospectus:

(a) Our Annual Report on Form 10-K for the year ended December 31, 2007 (filed February 28, 2008);

(b) Those portions of our definitive proxy statement for the 2008 Annual Meeting of Shareholders that are incorporated by reference into our Form 10-K for the year ended December 31, 2007;

(c) Our Current Reports on Form 8-K filed on February 22, 2008, April 8, 2008, April 25, 2008, May 1, 2008 and August 14, 2008;

(d) Our Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2008 (filed April 23, 2008), June 30, 2008 (filed July 25, 2008) and September 30, 2008 (filed October 23, 2008);

(e) The description of our common stock, par value $1.00 per share, included in our Registration Statement on Form 8-A, dated June 16, 2008, and any amendments or reports filed for the purpose of updating such description; and

(f) The description of our common share purchase rights included in our Registration Statement on Form 8-A, dated June 16, 2008, and any amendments or reports filed for the purpose of updating such description.

All documents which we file pursuant to Section 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and prior to the termination of this offering we incorporate by reference in this prospectus as of the date of filing such documents. Any statement contained in a document incorporated directly or incorporated by reference shall be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document, which also is incorporated directly or is incorporated by reference, modifies or supersedes such statement. Any such statement that is modified or superseded shall be considered a part of this prospectus only in its modified or suspended form.

We will provide to you, upon request and without charge, a copy of any or all of the documents referred to above which we have or may incorporate in this prospectus by reference, other than the exhibits for those documents. You can request copies from:

Corporate Secretary
Badger Meter, Inc.
P. O. Box 245036
Milwaukee, WI 53224-9536

You may also request a copy by calling 1-414-371-5702. Current filings are also available on our web site at http://www.badgermeter.com under Corporate Information.

LEGAL OPINION

Our counsel, Foley & Lardner LLP, 777 East Wisconsin Avenue, Milwaukee, WI 53202 has rendered an opinion as to the validity of the shares of our common stock which we are offering pursuant to this prospectus.

EXPERTS

The consolidated financial statements of Badger Meter, Inc. incorporated by reference in Badger Meter, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2007 (including the schedule appearing therein), and the effectiveness of Badger Meter, Inc.’s internal control over financial reporting as of December 31, 2007 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, incorporated by reference therein, and incorporated herein by reference. Such consolidated financial statements are, and audited consolidated financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the reports of Ernst & Young LLP pertaining to such consolidated financial statements and the effectiveness of our internal control over financial reporting as of the respective dates (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.

Please address all inquiries to
AMERICAN STOCK TRANSFER
& TRUST COMPANY, LLC
as follows:

Telephone:
(877) 248-6415

Street Address:
6201 15th Avenue
Brooklyn, NY 11219

Mailing Address:
PLAN ADMINISTRATION
DEPARTMENT
AMERICAN STOCK TRANSFER
& TRUST COMPANY, LLC
P. O. Box 922, Wall Street Station
New York, NY 10269-0560

Facsimile:
(718) 921-8337

Internet Address:
http://www.amstock.com

Electronic Mail Address:
info@amstock.com

Transfer Agent and Registrar

AMERICAN STOCK TRANSFER
& TRUST COMPANY, LLC
Telephone:
(877) 248-6415

Mailing Address:
INVESTOR SERVICES
AMERICAN STOCK TRANSFER
& TRUST COMPANY, LLC
6201 15th Avenue
Brooklyn, NY 11219